Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

						Nine Months Ended
	2005	2006	2007	2008	2009	October 1, 2010
Fixed Charges
Gross Interest Expense	$44,540	79,375	109,702	130,174	122,656	92,128
Interest Element of Rental Expense	10,744	12,369	14,804	10,763	13,135	8,330
Interest on FIN 48 liabilities	—	—	—	—	—

Total Fixed Charges	$55,284	$91,744	$124,506	$140,937	$135,791	$100,458

Earnings Available for Fixed Charges:
Earnings from Continuing Operations before income taxes	$1,217,742	1,428,843	1,637,099	1,749,307	1,424,854	1,743,144
Add fixed charges	55,284	91,744	124,506	140,937	135,791	100,458
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Earnings Available for Fixed Charges	$1,273,026	$1,520,587	$1,761,605	$1,890,244	$1,560,645	$1,843,602

Ratio of Earnings to Fixed Charges	23.0	16.6	14.1	13.4	11.5	18.4

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of
(1) earnings from continuing operations before income taxes; plus (2) fixed charges, and “fixed charges” consist of
(A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the
Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.